                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934



                              ELCOR CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)


                     COMMON STOCK, $1 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 284443-10-8
--------------------------------------------------------------------------------
                                (CUSIP Number)


                           STUART G. JOHNSTON, JR.,
                  12011 SHIRESTONE LANE, DALLAS, TEXAS 75244
                                (972)239-0763
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

                              SEPTEMBER 8, 1997
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 284443-10-8                                          PAGE 2 OF 4 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


        Mrs. Wanda P. Campbell
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


        00
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


        United States of America
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                        395,559
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                       23,412
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                        395,559
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                        23,412
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                       466,471
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                       5.27%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP NO. 284443-10-8                                          Page 3 of 4 Pages


Item 1. This statement relates to the common stock, $1.00 par value ("Common Stock"), of Elcor Corporation, a Delaware corporation ("Elcor"), 14643 Dallas Parkway, Suite 1000, Dallas, Texas 75240.

Item 2.  (a)     Mrs. Wanda P. Campbell, individually and as Independent
                 Executrix of the Estate of Roy Edwin Campbell, Deceased;

         (b)     Sixth Floor, 310 West Wall Street, Midland, Texas 79701;

         (c)     Retired;

         (d)     None;

         (e)     None;

         (f)     United States of America.

Item 3. Not applicable. Mrs. Campbell became the beneficial owner of the shares subject of this statement by operation of law.

Item 4. The acquisition of securities giving rise to this statement occurred as a result of Mrs. Campbell's qualification on September 8, 1997 in the County Court of Midland County, Texas as independent executrix under the will of her late husband, Mr. Roy Edwin Campbell. Mrs. Campbell has no plans, proposals or purpose of influencing or effecting any material change in Elcor's business or corporate structure, or any similar action. To diversify the assets in the Estate of Roy Edwin Campbell, Deceased (the "Estate"), Mrs. Campbell, in her capacity as independent executrix, has disposed of shares of Common Stock. See Item 5. Mrs. Campbell may in the future engage in further dispositions, and, at least as to shares of Common Stock subject to options, further acquisitions, on behalf of the Estate or in her individual capacity.

Item 5. At the time of her qualification on September 8, 1997 as independent executrix of the Estate, Mrs, Campbell, including shares beneficially owned in her individual capacity and as independent executrix, became beneficial owner of an aggregate of 795,730 shares of Common Stock, or approximately 8.99% of shares outstanding. Of such shares, 47,500 represented shares subject to currently exercisable options, 23,412 represented shares on account in Elcor's Employee Stock Ownership Plan ("ESOP") (as to which she has shared voting power and shared investment power), 25,300 represented shares held in trusts for Mrs. Campbell's children (as to which she has sole voting power and sole investment power), and 699,518 represented other shares as to which she has sole voting power and sole investment power in her individual capacity or as independent executrix of the Estate.

                                 SCHEDULE 13-D


CUSIP NO. 284443-10-8                                        Page 4 of 4 Pages


        Since that date, Mrs. Campbell, in her capacity as independent executrix, has effected the following dispositions of shares held by the
        Estate:

        Date            Transaction     No. of Shares   Price per share
        ----            -----------     -------------   ---------------
        9-10-97         Sale               285,000          30 3/4
        9-11-97         Sale                44,259          30 15/16

        Accordingly, as of the date of this statement, Mrs. Campbell is beneficial owner of 466,471 shares of Common Stock, or approximately 5.27% of shares outstanding.

Item 6. None.

Item 7. Exhibit No.  99.1 Power of Attorney

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Date: September 16, 1997


Signature:
            /s/ WANDA P. CAMPBELL
---------------------------------------------------------
Name/Title:     Wanda P. Campbell, Individually and
                as Independent Executrix of the
                Estate of Roy Edwin Campbell, Deceased

                              INDEX TO EXHIBITS



EXHIBIT
NUMBER             DESCRIPTION
-------            -----------
  99.1        -  Power of Attorney
